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                           Filed by: Private Business, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Private Business, Inc.
                           Commission File No. 000-25959



FOR IMMEDIATE RELEASE

CONTACT FOR PRIVATE BUSINESS:               CONTACT FOR TOWNE SERVICES:
TOM BLACK                                   G. LYNN BOGGS
CHIEF EXECUTIVE OFFICER                     CHAIRMAN AND CHIEF EXECUTIVE OFFICER
615/565-7774                                (678) 475-5200


                 PRIVATE BUSINESS, INC. AND TOWNE SERVICES, INC.
                     ANNOUNCE EXTENSION OF LETTER OF INTENT

SUWANEE, Ga. and BRENTWOOD, Tenn. (March 30, 2001) -- Towne Services, Inc. (Nasdaq/NM: TWNE) and Private Business Inc. (Nasdaq/SC: PBIZ) today announced that they have extended their previously announced letter of intent through April 9, 2001.

         As previously announced on March 13, 2001, Private Business and Towne Services signed a letter of intent to engage in a strategic merger. During the past two weeks the companies and their advisors have been holding discussions regarding the final terms of the merger, conducting due diligence, and focusing on their obligations to file annual reports on Form 10-K with the SEC. Final terms of the proposed transaction will be disclosed upon the signing of a definitive agreement, which is now expected April 9, 2001. The merger is subject to customary closing conditions, including approval by the shareholders of both companies, and is expected to close in the first half of 2001.

         Towne Services, Inc., based in the metropolitan Atlanta area, is a leading provider of services and products that process sales and payment information and related financing transactions for small and mid-sized retail and commercial businesses and banks in the United States. Towne delivers these services and products on-line by linking its business and bank customers to its processing systems using the Internet and telecommunications lines. Towne's systems also act as a hub, or electronic gateway, through which customers can access a variety of e-commerce business and management tools provided by Towne and its strategic alliances.

         Private Business Inc., based in Brentwood, Tennessee, is a leading provider of technology-driven solutions that help banks manage accounts receivable financing for small businesses. The company's principal product,

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TWNE and PBIZ Announce Extension of Letter of Credit
March 30, 2001
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Business Manager, is based on software, marketing services, and online electronic transaction processing offered through a nationwide client network of banks, providing cash flow to thousands of small businesses across the U.S. by enabling them to sell their receivables to the bank.

         WE URGE INVESTORS AND SECURITY HOLDERS TO READ PRIVATE BUSINESS'S REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS RELATING TO THE MERGER TRANSACTION WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. When these and other documents relating to the transaction are filed with the SEC, investors and security holders may obtain a free copy at the SEC's web site at www.sec.gov. The documents filed with the SEC by Private Business may also be obtained free of charge from Private Business by directing a request to Private Business Inc., 9010 Overlook Boulevard, Brentwood, Tennessee 37027, Attention Investor Relations, 615/565-7774. The documents filed with the SEC by Towne may also be obtained free of charge from Towne by directing a request to Towne Services, Inc., 3950 Johns Creek Court, Suite 100, Suwanee, Georgia 30024, Attention Investor Relations (678) 475-5200. WHEN THEY BECOME AVAILABLE, READ THE DEFINITIVE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS
CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

         Although this release contains a "forward-looking statement" concerning the parties' belief that the definitive merger agreement will be signed on or before April 9, 2001, the merger agreement might not be signed by that date, or at all, due to a number of factors, including, but not limited to, the results of each party's due diligence investigation.

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